Exhibit 2.2

CONSOLIDATED FINANCIAL STATEMENTS

As at and for the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars)

February 28, 2018

Independent Auditor’s Report

To the Shareholders of

Anaconda Mining Inc.

We have audited the accompanying consolidated financial statements of Anaconda Mining Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2017 and May 31, 2017 and the consolidated statements of comprehensive income (loss), consolidated statement of changes in equity and consolidated statements of cash flows for the seven month period ended December 31, 2017 and for the year ended May 31, 2017, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 941 8383, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Anaconda Mining Inc. and its subsidiaries as at December 31, 2017 and May 31, 2017 and their financial performance and their cash flows for the seven month period ended December 31, 2017 and the year ended May 31, 2017 in accordance with International Financial Reporting Standards.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Anaconda Mining Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Canadian Dollars)

		Seven months ended	Twelve months ended
		December 31, 2017	May 31, 2017
	Notes	$	$
Gold		15,344,622	25,670,331
Silver		15,962	26,298
Total revenue		15,360,584	25,696,629

Cost of operations
Operating expenses	6	9,516,731	17,525,386
Royalty expense		—	2,952
Depletion and depreciation		4,248,742	7,262,083
Total cost of operations		13,765,473	24,790,421
Mine operating income		1,595,111	906,208

Expenses and other income
Corporate administration		2,747,770	2,637,276
Other income	7	(809,192)	(938,089)
Share-based compensation expense	15	131,676	181,225
Deferred premium on flow-through shares	15	(96,584)	—
Write-down of exploration and evaluation assets	9	65,939	—
Research and development	17	59,288	—
Finance expense		46,883	176,882
Foreign exchange loss (gain)		1,897	(5,360)
Unrealized gain on derivatives		(6,201)	(18,538)
		2,141,476	2,033,396

Loss before income taxes		(546,365)	(1,127,188)

Current income tax expense		118,000	—
Deferred income tax (recovery) expense	16	(1,569,000)	2,475,000
		(1,451,000)	2,475,000
Net income (loss) and comprehensive income (loss) for the period		904,635	(3,602,188)

Net income (loss) per share - basic and diluted*		0.01	(0.07)

Weighted average number of shares outstanding*
- basic		98,463,116	52,730,475
- fully diluted		98,887,200	52,730,475

*Income (loss) per share and weighted average number of shares outstanding, basic and diluted, are presented after giving effect to the Share Consolidation (Note 5)

The accompanying notes are an integral part of these Consolidated Financial Statements

Anaconda Mining Inc.

Consolidated Statements of Financial Position

(Canadian Dollars)

		December 31, 2017	May 31, 2017
As at	Notes	$	$
Assets
Current assets
Cash		3,963,181	2,519,488
Trade and other receivables	7	336,900	484,103
Prepaid expenses and deposits		234,904	314,499
Inventory	8	7,126,240	4,525,312
		11,661,225	7,843,402
Non-current assets
Restricted cash		5,000	—
Property, mill and equipment	10	11,018,738	13,516,534
Exploration and evaluation assets	9	23,615,914	22,346,129
Deferred income tax asset	16	3,627,000	2,368,000
		49,927,877	46,074,065

Liabilities
Current liabilities
Trade payables and accrued liabilities	11	3,958,933	4,060,492
Flow-through premium	15	253,535	—
Advances	17	155,682	—
Unearned revenue	12	—	121,287
Current portion of loans	13	671,881	349,527
Current taxes payable		118,000	—
		5,158,031	4,531,306
Non-current liabilities
Loans	13	670,534	645,458
Deferred income tax liability	16	2,175,000	2,485,000
Decommissioning liability	14	2,666,401	2,671,405
		10,669,966	10,333,169

Shareholders’ equity
Share capital, warrants and equity reserves	15	52,660,297	50,238,923
Accumulated deficit		(13,402,386)	(14,498,027)
		39,257,911	35,740,896
		49,927,877	46,074,065

Approved by the Board of Directors on February 28, 2018

“Maruf Raza”	“Jonathan Fitzgerald”
Director	Director

Change in year-end (Note 1)

Commitments (Note 21)

The accompanying notes are an integral part of these Consolidated Financial Statements

Anaconda Mining Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

		Seven months ended	Twelve months ended
		December 31, 2017	May 31, 2017
	Notes	$	$

Operating activities
Net income (loss)		904,635	(3,602,188)
Adjustments to reconcile net income (loss) to cash flow from operating activities:
Depletion and depreciation		4,248,742	8,006,667
Write down of exploration assets	9	65,939	—
Share-based compensation expense	15	131,676	181,225
Current income tax expense		118,000	—
Deferred income tax (recovery) expense	16	(1,569,000)	2,475,000
Deferred premium on flow-through shares	15	(96,584)	—
Interest accretion of decomissioning liability	14	14,786	40,532
Unrealized loss on derivatives		(6,201)	—
Change in non-cash working capital	18	(1,776,487)	(2,318,810)
Cash flow provided from operating activities		2,035,506	4,782,426
Investing activities
Additions of property, mill and equipment	10	(527,118)	(3,414,163)
Additions of exploration and evaluation assets	9	(1,942,146)	(2,868,112)
Payment of transaction costs related to acquisition of Orex	22	(629,544)	(440,034)
Cash received through acquisition of Orex	22	—	713,367
Restricted cash		—	27,500
Cash flow used in investing activities		(3,098,808)	(5,981,442)
Financing activities
Proceeds from financing agreement, net of issuance costs	15	2,812,572	1,790,893
Net proceeds from exercise of stock options	15	5,250	30,000
Proceeds from government loans	13	—	450,000
Repayment of capital leases and other loans	13	(207,733)	(83,995)
Repayment of government loans	13	(103,094)	(104,555)
Cash flow provided from financing activities		2,506,995	2,082,343
Net increase in cash		1,443,693	883,327
Cash at beginning of year		2,519,488	1,636,161
Cash at end of year		3,963,181	2,519,488

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these Consolidated Financial Statements

Anaconda Mining Inc.

Consolidated Statement of Changes in Equity

(Expressed in Canadian Dollars, expect share information)

	Share capital
		Issued	Equity		Accumulated
	Number of	capital	reserves	Warrants	deficit	Total
	shares*	$	$	$	$	$
Balance at May 31, 2016	180,128,962	33,146,025	740,526	11,585	(11,042,239)	22,855,897
Share-based compensation from issuance of options	—	—	181,225	—	—	181,225
Exercise of stock options	575,000	52,243	(22,243)	—	—	30,000
Expiry of stock options transferred to deficit	—	—	(146,400)	—	146,400	—
Common shares issued for cash	29,103,787	2,037,265	—	—	—	2,037,265
Share issuance expense	—	(328,553)	—	82,181	—	(246,372)
Issuance of shares for property acquisition	100,000	6,500	—	—	—	6,500
Issuance of Anaconda shares for acquisition of Orex Exploration Inc.	172,167,741	12,051,741	—	—	—	12,051,741
Issuance of replacement options for acquisition of Orex Exploration Inc.	—	—	709,496	—	—	709,496
Assumption of warrants for acquisition of Orex Exploration Inc.	—	—	—	1,717,332	—	1,717,332
Net loss for the period	—	—	—	—	(3,602,188)	(3,602,188)
Balance at May 31, 2017	382,075,490	46,965,221	1,462,604	1,811,098	(14,498,027)	35,740,896
Share-based compensation from issuance of options	—	—	131,676	—	—	131,676
Exercise of stock options	100,000	9,145	(3,895)	—	—	5,250
Expiry of stock options transferred to deficit	—	—	(108,825)	—	108,825	—
Expiry of warrants transferred to deficit	—	—	—	(82,181)	82,181	—
Common shares issued for cash	40,204,768	3,000,497	—	—	—	3,000,497
Share issuance expense, net of tax	—	(230,302)	—	42,377	—	(187,925)
Flow-through share premium	—	(350,118)	—	—	—	(350,118)
Issuance of shares for property acquisition	200,000	13,000	—	—	—	13,000
Net income for the period	—	—	—	—	904,635	904,635
Balance at December 31, 2017	422,580,258	49,407,443	1,481,560	1,771,294	(13,402,386)	39,257,911

*Number of shares outstanding are presented before giving effect to the Share Consolidation (Note 5)

The accompanying notes are an integral part of these Consolidated Financial Statements

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Anaconda Mining Inc. (individually, or collectively with its subsidiaries, as applicable, “Anaconda” or the “Company”) is a gold mining, development, and exploration company, with operations in Atlantic Canada. The Company operates the Point Rousse Project located in the Baie Verte Mining District in Newfoundland, Canada, including the Pine Cove open pit mine, the Stog’er Tight deposit, the Argyle deposit, and the fully-permitted Pine Cove Mill and tailings facility. Anaconda is also advancing the Goldboro Project in Nova Scotia.

Other Projects in Newfoundland include the Viking Project (which includes the Thor deposit), the Great Northern Project on the Northern Peninsula, and the Tilt Cove Property, located 60 kilometres east of the Company’s Point Rousse Project.

Anaconda is incorporated in Canada under the laws of Ontario. The Company’s common shares are listed on the Toronto Stock Exchange under the ticker symbol “ANX”. The Company’s head office and registered office is located at 150 York Street, Suite 410, Toronto, Ontario, M5H 3S5.

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these consolidated financial statements are presented in note 2 and have been applied consistently to all periods presented unless otherwise noted.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value. Certain prior year amounts have been reclassified to conform to account presentation adopted in the current year.

The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates, and also requires management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement and/or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

These consolidated financial statements were approved by the Company’s Board of Directors on February 28, 2018.

Principles of consolidation

These consolidated financial statements comprise the financial statements of Anaconda Mining Inc. and its wholly-owned subsidiaries Orex Exploration Inc. (Canada), Colorado Minerals Inc. (Canada), and Inversiones La Veta Limitada and Inversiones La Veta Holding SpA (jointly “La Veta”). The business and mineral properties of La Veta were sold during fiscal 2012.

All inter-company transactions and balances are eliminated on consolidation.

Change in year-end

During the seven months ended December 31, 2017, the Company changed its fiscal year end to December 31, from May 31. The Company’s transition period is the seven months ended December 31, 2017. The comparative period is the twelve months ended May 31, 2017. The new financial year will align the Company with its peer group in the mineral resources sector and facilitate marketplace assessment of the Company’s business performance.

2. SIGNIFICANT ACCOUNTING POLICIES

Functional and presentation currency

The Company’s presentation currency is the Canadian Dollar (“$”). The functional currency of the Company and each subsidiary of the Company is the currency of the primary economic environment in which it operates. The functional currency of Anaconda and its Canadian subsidiaries is the Canadian Dollar. The translation difference arising from the translation of subsidiaries, with functional currency different than the consolidated functional currency, if any, is recorded on the consolidated statement of comprehensive income (loss) as currency translation adjustments.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

Foreign currency translation

Foreign currency transactions are translated into Canadian Dollars (the Company’s functional currency) using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of the monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income (loss) as foreign exchange loss (gain).

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit at banks and other highly liquid short-term investments, which may be settled on demand or within a maximum 90-day period to maturity.

Revenue recognition

Revenue from the sales of gold and associated by-product is recognized when: the significant risks and rewards of ownership have been transferred to the purchaser in the form of a final claim over the metal, the amount of revenue can be measured reliably, it is probable the economic benefits will flow to the Company and any costs incurred or to be incurred with respect to the sale can be measured reliably. The Company currently sells its gold and associated by-product production through the metals trading company Auramet International LLC (“Auramet”).

When the Company sells a portion of its future gold production for upfront proceeds, the Company records a corresponding amount of unearned revenue and recognizes revenue as it delivers physical gold to settle those sales.

Inventory

Unshipped gold dore, gold-in-circuit, and ore in stockpiles are physically measured or estimated, and valued at the lower of cost and net realizable value. Net realizable value is the relevant market price less estimated costs of completion and costs of selling the final product.  Cost is determined by the weighted average method and comprises raw materials, direct labour, repairs and maintenance, utilities, and mine-site overhead expenses, including depreciation, incurred in producing finished goods.

Gold-in-circuit and ore in stockpiles represent inventories that are currently in the process of being converted into saleable product.  Ore in stockpile tonnage is established by periodic surveys, and gold content based on assay testing and estimated metallurgical recovery rates.

Supplies and consumables are used during various stages of the gold mining, processing, and refining process, and are carried at the lower of cost, using the weighted average method, and net realizable value. Provisions are recorded to reduce materials and supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the materials or supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

Exploration and evaluation assets

Exploration and evaluation assets consist of costs associated with the Company’s exploration properties. Exploration and evaluation costs include:

•  Acquisition and leasehold/preservation costs of exploration properties;

•  Gathering exploration data through topographical and geological studies;

•  Exploratory drilling, trenching and sampling;

•  Determining the volume and grade of the resource;

•  Test work on geology, metallurgy, mining, geotechnical and environmental; and

•  Conducting engineering, marketing and financial studies.

Exploration and evaluation costs are capitalized as incurred and deferred until management establishes technical feasibility and economic feasibility of a property and commences permitting and development at which point the associated carrying costs are reclassified to property, mill and equipment as property. Upon disposal or abandonment of exploration and evaluation assets, the carrying values are derecognized and a gain/loss is recorded in the consolidated statement of comprehensive income (loss).

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

Property, mill and equipment

Property, mill and equipment (“PME”) are stated at historical cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PME consists of the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use.

Accumulated property and mill costs, which include site infrastructure and production stripping assets, are depreciated on a units-of production method (“UOP”) over the expected life of mine, except in the case of an asset whose useful life is shorter than that of the mine life, in which case the straight-line method is applied. Mill assets and other site infrastructure whose estimated useful lives extend to other mineral resources would correspondingly be depreciated on a UOP basis over the larger estimate of economically recoverable resources, as appropriate. The Company prospectively revises calculations of depreciation for PME depreciated using the UOP method, where the denominator is based on the life of mine.

Mining properties consist of the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs, open pit mine development costs and capitalized exploration and evaluation costs.

PME under construction are capitalized as construction in progress until the asset is available for use. The cost of construction in progress includes its purchase price and any costs directly attributable to bringing it into working condition for its intended use. On completion, the cost of construction is transferred to the appropriate category of PME, and depreciation will commence when the asset is available for its intended use.

Other equipment, including vehicles, computers and software, are depreciated on a straight-line basis over their useful lives, less their estimated residual values, which are generally estimated at between 2 and 5 years.

Stripping costs in the Development Stage

During the development stage of a pit or project (before production begins) stripping costs are capitalized, after which time such costs are either capitalized to inventory or, if the costs qualify as open pit stripping activities that provide a future benefit, to PME.

These assets are amortized when the benefits of the production stripping assets accrue to the ore body on a units-of-mine-production basis over the remaining life of mine of the identifiable ore body.

Stripping costs in the Production Stage

During the production stage of any mining activities, to the extent that the benefit from the stripping activity is realized in the form of inventory produced, costs are included as part of inventory. To the extent that the benefit is new or improved access to an identifiable component of the ore body, the costs are capitalized as stripping activity asset, as part of the existing mining asset, provided there is a reasonable expectation of recovering the future economic benefit of these assets. The Company recognises a production stripping asset when it is probable that the future benefit (improved access to the ore body) associated with the stripping activity will flow to the Company, the ore body for which access has been improved is identifiable and the costs can be measured reliably.

These assets are amortized when the benefits of the production stripping assets accrue to the ore body on a units-of-mine-production basis over the remaining life of mine of the identifiable ore body.

Insurance

The Company records losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time when receipt is virtually certain and the amounts receivable are fixed or determinable. For business interruption insurance, the amount recoverable is only recognized when receipt is virtually certain, as supported by notification of a minimum or proposed settlement amount from the insurance adjuster.

Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

Other borrowing costs are expensed in the period in which they are incurred.

Financial instruments

The Company’s financial assets includes cash, restricted cash, and trade and other receivables. The Company’s financial liabilities include trade and other payables, call options, and loans.

Financial instruments require disclosure about inputs to fair value measurements within fair value measurement hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the assets or liabilities that are not based on observable market data.

Financial assets

Initial recognition

Financial assets within the scope of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or derivatives. The Company determines the classification of its financial assets at initial recognition.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in finance income and finance costs on the consolidated statement of comprehensive income (loss).

Available for sale financial assets are non-derivatives that are either designated as available for sale or not classified in any of the above categories of financial assets. These assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, are recognized in other comprehensive income (loss) and presented in the fair value reserve in equity. When an available for sale financial asset is derecognized or the decrease in fair value is a significant or prolonged decline below cost, the gain or loss accumulated in other comprehensive income (loss) is reclassified to income or loss.

Impairment

The Company assesses at each date of the consolidated statement of financial position whether there is objective evidence that a financial asset is impaired.

Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows: After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method (“EIR”). Gains

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

and losses are recognized in the consolidated statement of comprehensive income (loss) when the liabilities are derecognized, as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance cost on the consolidated statement of comprehensive income (loss).

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of comprehensive income (loss).

Classifications

The Company has classified its cash and restricted cash and call options as fair value through profit and loss, which are measured at fair value. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and loans are classified as other financial liabilities, which are measured at amortized cost.

Impairment of non-financial assets

When events or circumstances indicate that the carrying value may not be recoverable, the Company reviews the carrying amounts of its non-financial assets to determine whether events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The estimated recoverable amount is determined on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, in which case the recoverable amount is estimated at the cash generating unit (“CGU”) level.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income (loss).

If an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased up to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years.

Decommissioning, restoration and similar liabilities

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and PME, when those obligations result from the acquisition, construction, development or normal operation of the assets. Such costs include restoration of impacted areas for the tailings impoundment areas, polishing pond and stockpiles, the eventual removal of mill facilities, and post closure environmental monitoring costs. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the UOP method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

The Company’s estimates of future asset retirement obligations are based on reclamation standards that meet or exceed regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties. Elements of uncertainty also exist in estimating the timing of incurring the liability which depends on the ultimate closure date of the operation.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

Taxation

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the consolidated statement of financial position.

Deferred income tax

Deferred income tax is provided using the asset and liability method on temporary differences at the date of the consolidated statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax assets and liabilities are undiscounted and are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the consolidated statement of financial position. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each date of the consolidated statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the consolidated statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and deferred income tax liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Provincial mining tax

The Company is subject to a Newfoundland mining tax of 16% calculated as income less applicable deductions, credits and allowances. The Newfoundland mining tax is accounted for under IAS 12, Income Taxes.

Flow-through share financing

The Company issues flow-through common shares to finance qualifying Canadian exploration expenses. Pursuant to the Canadian Income Tax Act and the terms of the flow-through share financing agreements, the renunciation of qualifying Canadian exploration expenses to flow-through shareholders transfers the tax deductibility of the qualifying exploration expenditures to investors. In flow-through financing arrangements where there is a difference between the market price of the Company’s shares on the closing date of the financing and the cash consideration received, the difference is initially accounted for as a liability. As qualifying exploration expenditures are incurred, the Company derecognizes the liability and recognizes a corresponding income amount. Where the flow-through shares have attached share purchase warrants, the Company measures the common share at its fair value and the difference between the value of the common share and the value of the flow-through unit is allocated between the warrant and the liability. A related deferred tax expense and the associated liability are also recognized at the time the expenditures are capitalized for accounting purposes.

Research and development

All research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless they meet the criteria for capitalization, in which case they are capitalized and then amortized over the useful life. Development costs are written off when there is no longer an expectation of future benefits.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

Government assistance

Non-repayable government assistance is recorded as a reduction in the related qualifying expenditure. Repayable government loans are recorded initially at fair value, with the difference between the book value and fair value recorded as a reduction of the related expenditures.

Share-based payments

Equity-settled share based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share based payments is expensed on a graded vesting basis over the period during which the employee becomes unconditionally entitled to the equity instruments, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision to the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

Equity-based share-based payment transactions with parties other than employees are measured at the fair value of goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Income (loss) per share

Basic income (loss) per common share is computed by dividing net (loss) income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted (loss) income per common share is determined whereby the deemed proceeds on the exercise of share options, warrants, and other dilutive instruments are considered to be used to reacquire common shares at the average price for the period, with the incremental number of shares being included in the denominator of the diluted (loss) income per share calculation. The diluted (loss) income per share calculation excludes any potential conversion of options, warrants and other dilutive instruments that would decrease any loss per share. In the event of a share consolidation or share split, the calculation of basic and diluted income (loss) per share is adjusted retrospectively for all periods presented.

3. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements require management to make judgments and estimates, and form assumptions, that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets and are based on historical experiences and other factors considered relevant. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively from the period in which the estimates are revised.

Critical accounting estimates and assumptions

The following is a list of accounting estimates the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. Actual results may differ from these estimates.

•                  Estimates of the quantities of proven and probable mineral reserves and resources in the expected life of mine are used in the calculation of depletion and depreciation expense, to calculate the recoverable value of a CGU and/or exploration and evaluation assets, and any required impairment, and to forecast mine life of the Company’s operations. The Company makes estimates of the quantities of reserves and resources, which requires significant subjective assumptions that arise from the evaluation of geological, engineering and economic data for a given ore body. These estimates could change over time due to various factors, including new information gained from mining and development, drill results and updated economic data.

•                  Significant estimates and assumptions are made in determining the nature, timing and amount of future expenditures required to settle the Company’s rehabilitation liabilities and closure costs. These estimates could change in the future due to increased disturbance, technological changes, changes in the regulatory environment, cost changes, and changes to the discount rate.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

•                The Company allocates production costs to metal inventory, which requires an estimate of contained gold and recovery rates. Estimates of recoverable gold on the stockpiles are calculated from the quantities of ore placed on the stockpiles (measured tons added to the stockpiles), the grade of ore placed on the stockpiles (based on assay data) and a recovery percentage (based on ore type). Ultimate ounces recovered will only be known once metal is poured and refined. The measurement of inventory, including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Estimation is required in determining the tonnage, recoverable gold contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.

•                The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax law. Assumptions used in the forecast of taxable profit are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax asset and a corresponding credit or charge to the consolidated statement of comprehensive income (loss).

Critical accounting judgments

The following are critical judgments that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements:

•                  Whether there are any indicators that the Company’s property, mill and equipment assets and exploration and evaluation assets are impaired. Where an indicator of impairment exists for its long lived assets, the Company performs an analysis to estimate the recoverable amount, which includes various key estimates and assumptions as discussed above.

•                  Whether the recognition criteria for deferred tax assets have been met based on forecasts of future taxable profit.

•                  Uncertainties exist with respect to the interpretation of tax regulations and the amount and timing of future taxable income. The Company establishes provisions where it determines that a present obligation exists and that it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made. The amount of such provisions for tax matters is based on various factors, such as previous tax audits and the interpretation of tax regulations by the responsible tax authority. Such areas of audit and interpretation may include the Company’s judgements in respect of qualifying Canadian exploration expenses and related tax deductions renounced to investors under a flow-through common share financing.

4. ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted the following amendment to accounting standards, effective June 1, 2017. This change was made in accordance with the applicable transitional provision.

•                  IAS 7 — Statement of Cash Flows (“IAS 7”) was amended by the IASB in January 2016. The amendment requires disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash and non-cash activities. The Company has presented the required disclosures for the current period in note 13.

Recently issued but not adopted accounting guidance includes IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers, IFRS 16 Leases, and IFRIC Interpretation 23 Uncertainly over Income Tax Treatments.

•                  IFRS 9 — Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard. The effective date for this standard is for annual periods beginning on or after January 1, 2018. The Company has assessed the impact of adopting IFRS 9, and it does not have any material impact on the consolidated financial statements.

•                  IFRS 15 — Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014 when the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15 to establish principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Company has determined that it will apply the modified retrospective method for adopting IFRS 15, and has assessed that it does not have any material impact on the consolidated financial statements.

•                  IFRS 16 — Leases (“IFRS 16”) was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases. IFRS 16 will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

•                  IFRIC Interpretation 23 — Uncertainty over Income Tax Treatments (“IFRIC 23”) was issued by the IASB on June 7, 2017. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual period beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on January 1, 2019. The Company is currently in the process of assessing the impact of IFRIC 23 on its consolidated financial statements.

5. SHARE CONSOLIDATION

On January 18, 2018, the Company completed a consolidation (the “Share Consolidation”) of its share capital on the basis of four (4) existing common shares for one (1) new common share. As a result of the Share Consolidation, the 423,430,258 common shares issued and outstanding were consolidated to 105,857,465 common shares. The Share Consolidation was previously approved by shareholders at a meeting held on May 8, 2017.

All information in these consolidated financial statements is presented on a pre-Share Consolidation basis, with the exception of income (loss) per share as described below. As a result of the Share Consolidation, the number, exchange basis or exercise price of all stock options and warrants will be adjusted subsequent to period end, as applicable, to reflect the four-for-one Share Consolidation.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

Income per Share

On a pre-Share Consolidation basis, the basic and diluted income (loss) per share and weighted average number of shares outstanding for the period ending December 31, 2017, and year ended May 31, 2017, were as follows:

	Seven months ended	Twelve months ended
	December 31, 2017	May 31, 2017
Income (loss) per share - basic and diluted	$0.00	$(0.02)

Weighted average number of shares outstanding
- Basic (number)	393,852,465	210,921,901
- Fully diluted (number)	395,548,798	210,921,901

The basic and diluted income (loss) per share on the consolidated statement of comprehensive income (loss) is calculated based on the following weighted average number of shares outstanding, which give effect to the Share Consolidation Ratio of 0.25:

	Seven months ended	Twelve months ended
	December 31, 2017	May 31, 2017
Income (loss) per share - basic and diluted	$0.01	$(0.07)

Weighted average number of shares outstanding
- Basic (number)	98,463,116	52,730,475
- Fully diluted (number)	98,887,200	52,730,475

6. OPERATING EXPENSES

	Seven months ended	Twelve months ended
	December 31, 2017	May 31, 2017
	$	$
Mining costs	5,265,763	9,807,252
Processing costs (including refining and transport)	5,370,237	7,479,348
Mine support costs	550,557	1,084,805
Inventory adjustment	(1,669,826)	(846,019)
	9,516,731	17,525,386

Mining, processing and mine support costs noted above are prior to the allocation of costs to inventory. The inventory adjustment reflects an allocation of mining, processing and mine support costs to the ore stockpiles, gold-in-circuit and finished goods inventory.

During the year ended May 31, 2017, the Company received insurance proceeds of $750,000 regarding a business interruption claim pertaining to the failure of its regrind mill. The proceeds received were included as a reduction in processing costs in the year ended May 31, 2017.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

7. TRADE AND OTHER RECEIVABLES

	December 31, 2017	May 31, 2017
	$	$
HST receivable	336,554	355,892
Other income receivable	—	108,846
Accrued interest and other	346	19,365
	336,900	484,103

On September 15, 2016, the Company entered into an agreement with a subsidiary of its mining contractor, whereby the Company granted a right to the contractor to mine, crush, and ship an aggregates product made from the Company’s stockpiled and in-situ waste rock from the Point Rousse Project, for $0.60 per tonne. Under the contract, which ended in October 2017, the Company was to supply up to 3,500,000 tonnes of aggregate product. Other income of $809,192 was earned from this contract for the seven month period ended December 31, 2017 ($938,089 — year ended May 31, 2017).

8. INVENTORY

	December 31, 2017	May 31, 2017
	$	$
Gold dore	854,000	417,000
Gold-in-circuit	1,245,000	1,254,000
Ore in stockpiles	3,528,000	1,479,000
Supplies and consumables	1,499,240	1,375,312
	7,126,240	4,525,312

The supplies and consumables balance as at December 31, 2017 reflects a provision for obsolescence of $101,226 (May 31, 2017 - $nil).

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

9. EXPLORATION AND EVALUATION ASSETS

	Balance	Payments				Balance
	as at	under				as at
	May 31,	option	Expenditures/			December 31,
	2017	agreements	acquisition*	Transfers	Write-offs	2017
Properties	$	$	$	$	$	$
Goldboro Project, Nova Scotia	14,850,987	—	1,694,197	—	—	16,545,184
Point Rousse Project, Newfoundland
Pine Cove Lease Area	2,467,528	—	731	(773,371)		1,694,888
Stog’er Tight	595,331	—	—	(595,331)		—
Argyle	1,682,607	—	792,599	—	—	2,475,206
Fair Haven	522,952	30,000	11,974	—	(65,939)	498,987
Duffitt and Strong	73,824	—	647	—	—	74,471
Deer Cove	657,047	—	4,635	—	—	661,682
Corkscrew	244,148	25,000	22,892	—	—	292,040
	6,243,437	55,000	833,478	(1,368,702)	(65,939)	5,697,274
Great Northern Project, Newfoundland	1,222,995	46,500	26,607	—	—	1,296,102
Tilt Cove Property, Newfoundland	28,710	46,500	2,144	—	—	77,354
	22,346,129	148,000	2,556,426	(1,368,702)	(65,939)	23,615,914

* As at December 31, 2017, $749,280 of expenditures were in trade payables and accrued liabilities.

	Balance	Payments				Balance
	as at	under				as at
	May 31,	option	Expenditures/			May 31,
	2016	agreements	acquisition	Transfers	Write-offs	2017
Properties	$	$	$	$	$	$
Goldboro Project, Nova Scotia	—	—	14,850,987	—	—	14,850,987
Point Rousse Project, Newfoundland
Pine Cove Lease Area	2,394,468	—	73,060	—	—	2,467,528
Stog’er Tight	482,486	—	112,845	—	—	595,331
Argyle	700,502	100,000	882,105	—	—	1,682,607
Fair Haven	270,179	—	252,773	—	—	522,952
Duffitt and Strong	72,893	—	931			73,824
Deer Cove	543,383	100,000	13,664	—	—	657,047
Corkscrew	68,533	25,000	150,615			244,148
	4,532,444	225,000	1,485,993	—	—	6,243,437
Great Northern Project, Newfoundland	104,293	64,715	1,053,987	—	—	1,222,995
Tilt Cove Property, Newfoundland	—	24,715	3,995	—	—	28,710
	4,636,737	314,430	17,394,962	—	—	22,346,129

* As at May 31, 2017, $629,544 of expenditures related to the acquisition of Orex (note 22) were in trade payables and accrued liabilities.

As at December 31, 2017, the Company had met all required property option commitments and accordingly the properties were in good standing. Royalty obligations on the Company’s various mineral properties are outlined in note 21.

As at December 31, 2017, the Company transferred Stog’er Tight exploration and evaluation assets to property, mill and equipment (“PME”). The Company also transferred Pine Cove in-pit drilling costs to PME, which were incurred in preparation for future use of the Pine Cove Pit as a tailings storage facility, for which the Company received approval during the period ended December 31, 2017.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

The Goldboro Project — The wholly-owned Goldboro Project is located in Nova Scotia, comprising 37 contiguous claims. The Goldboro deposit comprises the Boston Richardson Zone, the East Goldbrook Zone and the West Goldbrook Zone.

Point Rousse Project — The Point Rousse Project contains five mining leases and 24 mining licenses.

During the period ended December 31, 2017, the Company completed its earn-in into the Duffitt and Strong option agreement; title on the exploration licenses subject to the option agreement (the “Duffitt and Strong Property”) are in the process of being transferred to the Company. Subsequent to December 31, 2017, the Company made a final payment of $30,000 to complete its earn-in under the Fair Haven option agreement; title on exploration licenses subject to the option agreement (the “Fair Haven Property”) have been transferred to the Company. In July 2017, the Company and Fair Haven amended the original option agreement, whereby it reduced the initial number of licenses subject to the agreement based on work performed to date.  Accordingly, allocated costs of $65,939 were written off during the period ended December 31, 2017.

In addition to its wholly owned properties, the Company has entered into the following option agreements:

•                  On July 29, 2015, the Company entered an option agreement to acquire a 100%-undivided interest in one mining lease contiguous with the Point Rousse Project (the “Corkscrew Property”). During the period ended December 31, 2017, the Company made a final payment of $25,000 pursuant to the option agreement to earn an undivided interest in the property.

During the year ended May 31, 2017, the Company completed its earn-in into two option agreements that comprise the Argyle property; title on five mineral exploration licenses have been fully transferred to the Company. The Company also completed its earn-in obligations under an option agreement with respect to the Stog’er Tight property, where title has been fully transferred to the Company.

Great Northern Project — The Great Northern Project is comprised of two mineral deposits and a land position of nearly 10,000 hectares, collectively referred to as the Great Northern Project (“Great Northern”).

•                  On February 5, 2016, the Company entered into an option agreement with Spruce Ridge Resources Ltd. (“Spruce Ridge”), to acquire a 100%-undivided interest in the Viking Property, which contains the Thor Deposit. Under this agreement, the Company is required to make aggregate payments to Spruce Ridge of $300,000 over a five-year period, based on milestones to production, including a final payment of $175,000 upon commencement of commercial production. The Company has paid $50,000 to date. In addition, the Company has granted warrants to Spruce Ridge to purchase 350,000 common shares of Anaconda at an exercise price of $0.10 per share, expiring three years from the date of the agreement.

•                  On February 5, 2016, the Company also entered into a second option agreement with Spruce Ridge to acquire a 100%-undivided interest in the Kramer Property, which is contiguous to the Viking Property and contains numerous gold prospects and showings similar in geological character and setting to the Thor Deposit. To earn a 100%-undivided interest in the Kramer Property, the Company is required to make aggregate payments to Spruce Ridge of $132,500 over a five-year period, beginning with an initial payment of $12,500, paid on closing, with increasing payments on the anniversary of the date of the agreement. The Company also issued 250,000 common shares to Spruce Ridge under the agreement.

•                  On November 8, 2016, Anaconda entered an option agreement with Metals Creek Resources Corp. (“MEK “) to acquire a 100%-undivided interest in the “Jackson’s Arm Property” and contiguous mineral. To earn a 100%-undivided interest in the Jackson’s Arm Property, the Company is required to make aggregate payments to MEK of $200,000 (of which $60,000 has been paid) in cash and 500,000 common shares of Anaconda (of which 150,000 have been issued) over a three-year period, with increasing payments on the anniversary of the date of the agreement. Anaconda is required to spend a total of $750,000 in qualified exploration expenditures on the Jackson’s Arm Property during the option period.

•                  On January 29, 2018, the Company announced the acquisition of the Rattling Brook Deposit in northwest Newfoundland, pursuant to an acquisition agreement with Kermode Resources Ltd. Under the agreement, the

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

Company acquired a 100%-undivided interest in a mineral license that hosts the Rattling Brook Deposit, which is contiguous with the Company’s existing land holdings. The Company paid consideration of $50,000 cash and $500,000 in common shares, equal to 1,113,218 common shares based on a twenty-day volume weighted average trading price ending as of January 24, 2018.

Tilt Cove Property — On November 8, 2016, Anaconda entered into an option agreement with MEK to acquire a 100%-undivided interest in the “Tilt Cove Property” located 60 kilometres east of the Company’s Point Rousse Project. To earn a 100%-undivided interest in the Tilt Cove Property, the Company is required to make aggregate payments to MEK of $200,000 (of which $60,000 has been paid) in cash and 500,000 common shares of Anaconda (of which 150,000 have been issued) over a three-year period. The Company is also required to spend a total of $750,000 in qualified exploration expenditures on the Tilt Cove Property during the option period.

10. PROPERTY, MILL AND EQUIPMENT

For the seven months ended December 31, 2017

		Mill and		Work in
Cost	Property	Infrastructure	Equipment	Progress	Total
Beginning of year	26,368,551	9,172,790	1,893,118	393,674	37,828,133
Additions*	456,696	296,351	466,389	55,558	1,274,994
Transfers	595,331	—	—	773,371	1,368,702
Disposals	—	—	(103,385)	—	(103,385)
	27,420,578	9,469,141	2,256,122	1,222,603	40,368,444

Accumulated depreciation
Beginning of year	17,889,193	5,317,359	1,105,047	—	24,311,599
Depreciation/depletion	3,663,547	1,239,121	238,824	—	5,141,492
Disposals	—	—	(103,385)	—	(103,385)
	21,552,740	6,556,480	1,240,486	—	29,349,706

Net book value	5,867,838	2,912,661	1,015,636	1,222,603	11,018,738

* As at December 31, 2017, $254,693 of additions were in trade payables and accrued liabilities. During the period ended December 31, 2017, $512,973 of PME additions were financed through capital leases.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

For the year ended May 31, 2017

		Mill and		Work in
Cost	Property	Infrastructure	Equipment	Progress	Total
Beginning of year	22,255,860	8,865,411	1,713,339	762,006	33,596,616
Additions	3,404,113	269,659	173,979	383,766	4,231,517
Transfers	708,578	37,720	5,800	(752,098)	—
	26,368,551	9,172,790	1,893,118	393,674	37,828,133

Accumulated depreciation
Beginning of year	11,081,441	4,328,283	895,208	—	16,304,932
Depreciation/depletion	6,807,752	989,076	209,839	—	8,006,667
	17,889,193	5,317,359	1,105,047	—	24,311,599

Net book value	8,479,358	3,855,431	788,071	393,674	13,516,534

* As at May 31, 2017, no additions were in trade payables and accrued liabilities. During the period ended May 31, 2017, $54,380 of additions from the period ended May 31, 2016 were paid and no PME additions were financed through capital leases.

The current operating area of the Point Rousse Project comprises two contiguous mining leases (the “Pine Cove Property”) that contains the operating open pit mine, milling and processing plant and equipment and a permitted tailings storage facility.

11. TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2017	May 31, 2017
	$	$
Trade payables	2,722,975	3,313,449
Accrued liabilities	738,319	334,183
Accrued payroll costs	473,432	382,452
Derivative liability (note 12)	24,207	30,408
	3,958,933	4,060,492

Trade and other payables generally arise from the Company’s ongoing operations and capital projects, and are subject to materially standard vendor trade terms and are typically due within 30 days.

12. GOLD PREPAYMENT AGREEMENTS

On January 9, 2017, the Company executed a prepayment agreement with Auramet, whereby the Company received US$551,304, less fees, in exchange for 468 ounces of gold (US$1,178 per ounce), to be delivered from January to June 2017. The Company made its final delivery of gold ounces under the agreement in June 2017.

As part of the agreement, Auramet was also issued call options to purchase 400 ounces at a strike price of US$1,300 on December 27, 2017, and another 400 ounces at a strike price of US$1,300 on August 29, 2018. As at December 31, 2017, the Company recognized a derivative liability of $24,207 (May 31, 2017 — $30,408) associated with the remaining outstanding call options, with a corresponding expense recognized in the consolidated statement of comprehensive income (loss).

Subsequent to December 31, 2017, the Company executed a prepayment agreement with Auramet whereby the Company received gross proceeds of $250,000 for 155 ounces of gold ($1,613 per ounce), to be delivered over 6 bi-weekly deliveries

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

from April 2018 to June 2018. As part of the agreement, Auramet was also issued call options to purchase 220 ounces of gold at a strike price of $1,735 on August 31, 2018.

13. LOANS AND REVOLVING CREDIT FACILITY

The following table provides the details of the current and non-current components of loans:

	December 31, 2017	May 31, 2017
	$	$
Provincial government loan	318,351	362,645
Federal government loan	374,000	432,800
Capital leases and other loans	650,064	199,540
	1,342,415	994,985

Current portion
Provincial government loan	77,757	76,410
Federal government loan	100,800	100,800
Capital leases and other loans	493,324	172,317
	671,881	349,527

Non-current portion
Provincial government loan	240,594	286,235
Federal government loan	273,200	332,000
Capital leases and other loans	156,740	27,223
	670,534	645,458

On June 1, 2016, the Company entered into an agreement with the provincial government of Newfoundland and Labrador to receive a loan of $400,000, bearing interest at 3%, due November 1, 2021, which was obtained to finance the automation of parts of the mill and is repayable in 60 monthly payments of $7,187 commencing on December 1, 2016.

On April 7, 2015, the Company entered into an agreement with the federal government to receive a loan of $500,000, also related to the mill automation project. The Company received $450,000 during the year ended May 31, 2016, and the remaining $50,000 was received in the year ended May 31, 2017. The loan is non-interest bearing and is repayable in 60 equal installments commencing October 1, 2016.

The Company has financed the acquisition of certain equipment through the assumption of capital lease obligations. These obligations are secured by the acquired equipment, which has a net book value of $404,833 as at December 31, 2017 (May 31, 2017 — $45,751). The capital leases bear interest at rates ranging from 0.0% and 7.0% per annum with maturity dates between January 13, 2019 and December 1, 2022. The net book value of the leased equipment is pledged as security for any capital leases and loans outstanding.

The Company has financed insurance through insurance premium loans, which bear interest at rates ranging from 6.8% to 16.0% per annum with maturity dates between February 1, 2018 and October 18, 2018. As at December 31, 2017, $129,065 was outstanding in relation to these financing arrangements.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

Revolving Credit Facility

In June 2016, the Company obtained a Line of Credit Agreement with the Royal Bank of Canada (“RBC”) for a $1,000,000 revolving credit facility as well as a $500,000 revolving equipment lease line of credit (together the “Financing”). Under the terms of the Agreement, RBC maintains a first-ranking general security agreement including a specific security interest in the Company’s ball mill and cone crushers. As at December 31, 2017, there was no outstanding balance on the revolving credit facility (May 31, 2017 — $nil).

The following summary sets out the movement in loans over the period ended December 31, 2017 and the year ended May 31, 2017:

For the seven month period ended December 31, 2017

	Balance as at	Acquisitions/	Repayment of	Interest	Interest	Balance as at
	May 31, 2017	Proceeds	Loans/Leases	Paid	Expense	December 31, 2017
	$	$	$	$	$	$
Provincial government loan	362,645	—	(44,294)	(6,015)	6,015	318,351
Federal government loan	432,800	—	(58,800)	—	—	374,000
Capital leases and other loans	199,540	658,257	(207,733)	(9,628)	9,628	650,064
	994,985	658,257	(310,827)	(15,643)	15,643	1,342,415

For the year ended May 31, 2017

	Balance as at	Acquisitions/	Repayment of	Interest	Interest	Balance as at
	May 31, 2016	Proceeds	Loans/Leases	Paid	Expense	May 31, 2017
	$	$	$	$	$	$
Provincial government loan	—	400,000	(37,355)	(5,767)	5,767	362,645
Federal government loan	450,000	50,000	(67,200)	—	—	432,800
Capital leases and other loans	74,639	208,897	(83,996)	(4,532)	4,532	199,540
	524,639	658,897	(188,551)	(10,299)	10,299	994,985

14. DECOMMISSIONING LIABILITY

The provision for asset retirement obligations is as follows:

	December 31, 2017	May 31, 2017
	$	$
Opening balance	2,671,405	1,867,899
Interest accretion	14,786	40,532
Additions	8,133	597,232
Change in inflation/discount rates	(27,923)	165,742
Closing balance	2,666,401	2,671,405

The provision for reclamation is provided against the Company’s operations at the Point Rousse Project in Newfoundland and is based on the project plan submitted to the Newfoundland and Labrador government. As at December 31, 2017, the estimated future cash flows have been discounted using a risk-free rate of 1.86% and an inflation rate of 2.10% was used to determine future expected costs (May 31, 2017 — discount rate of 0.94% and inflation rate of 1.30%). The Company expects to incur the majority of its reclamation costs between 2020 and 2026, based on existing life of mine assumptions. The additions during the prior period mainly relate to post closure monitoring requirements introduced in the year ended May 31, 2017.

As at December 31, 2017, the Company had entered an agreement with an insurance company to provide a surety bond for $2,370,689 to the Newfoundland and Labrador government in compliance with its requirements under the approved site

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

development plan, as submitted and reviewed by the government of Newfoundland and Labrador. As additional work and reclamation is completed on the property, the Company will increase or decrease this bond as required by the Newfoundland and Labrador government. Subsequent to period end, the required bond amount was increased to $2,429,717, due to the commencement of development at Stog’er Tight.

The Company has not recognized any decommissioning liability for any exploration and evaluation assets which do not carry any legal or constructive obligations for reclamation. This includes the Goldboro Project in Nova Scotia, which is currently an exploration property with no Company created disturbance giving rise to such an obligation. The existing infrastructure on the Goldboro property relate to legacy operations, and the Company has no legal obligation for their rehabilitation prior to any new development or disturbance.

15. ISSUED CAPITAL AND EQUITY-BASED INSTRUMENTS

Issued Capital and Recent Issuances

The Company’s authorized share capital consists of an unlimited number of common shares. As at December 31, 2017, the Company had 422,580,258 (May 31, 2017 — 382,075,490) common shares outstanding.

On January 18, 2018, the Company completed a consolidation of its share capital on the basis of four (4) existing common shares for one (1) new common share (note 5). As a result of the Share Consolidation, the 423,430,258 common shares issued and outstanding at that date were consolidated to 105,857,465 common shares.

On October 31, 2017, the Company completed a non-brokered private placement for aggregate gross proceeds of $3,000,497, whereby it issued 25,812,500 flow-through common shares of the Company at a price of $0.08 per flow-through common share, and 14,392,268 units (the “Units”) at a price of $0.065 per Unit. Each Unit consists of one common share and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common shares of the Company at a price of $0.105 until October 31, 2020. The Warrants contain an acceleration clause whereby if the common shares of Anaconda trade at a volume weighted average price of $0.21 or more for 20 consecutive trading days, Anaconda will have the right to accelerate the exercise period to a period ending at least 30 days from the date that notice of such acceleration is provided to the holders of the Warrants. A cash commission of 6% of certain proceeds from the issuance of flow-through common shares and Units, for a total cost of $91,800, and 1,115,190 non-transferable finder warrants were issued in connection to the private placement. Each finder warrant is exercisable for one common share of the Company at a price of $0.105 until October 31, 2020, subject to the same acceleration as provided for in the Warrants. An amount equal to the gross proceeds from the flow-through common shares ($2,065,000) was renounced by the Company in favour of the purchasers of the flow-through common shares with an effective date of no later than December 31, 2017. As at December 31, 2017, $569,652 of the flow-through funds were spent on eligible exploration expenses, with the remaining $1,495,348 to be spent in the year ending December 31, 2018. A flow-through liability of $350,119 was recorded upon closing, representing the difference between the market price of the Company’s shares on October 31, 2017 and the cash consideration received in exchange for the flow-through common shares, less the proportion of the transaction costs associated with the flow-through portion of the private placement. As at December 31, 2017, the Company derecognized $96,584 of the liability and recognized a corresponding income amount, representing the portion of the liability that had been fulfilled by incurring qualifying exploration expenditures.

On May 19, 2017, as part of the Arrangement to acquire Orex (note 22), the Company issued 172,167,741 common shares.

On July 27, 2016, the Company completed a flow-through private placement whereby it issued 29,103,787 flow-through units of the Company (the “Units”) at a price of $0.07 per Unit for aggregate gross proceeds of $2,037,265. Each Unit consists of one flow-through common share and one-half of one common share purchase warrant issued on a non flow-through basis. Each warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.10 until July 27, 2017. On a per-Unit basis, the Company allocated $0.0699 of the price per Unit to each flow-through common share and $0.0001 of the price per Unit to the warrant. An amount equal to the gross proceeds from the flow-through common shares ($0.0699 per flow-through common share) have been used to incur Canadian exploration expenses, as defined under the Income Tax Act (Canada), that was renounced by the Company in favour of the purchasers of Units with

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

an effective date of no later than December 31, 2016. A cash commission of 6% of certain proceeds from the issuance of the Units, for a total cost of $162,036, and 1,376,560 broker warrants were issued to the broker of the private placement. As at May 31, 2017, the total proceeds of flow-through funds were spent on eligible exploration expenses.

Warrants

A summary of the Company’s warrant activities for the period ended December 31, 2017 and the year ended May 31, 2017 is presented below:

		Weighted average
	Warrants	exercise price
	#	$
Outstanding, May 31, 2016	350,000	0.10
Warrants issued in flow-through financing (see above)	14,551,889	0.10
Broker warrants issued (see above)	1,376,560	0.10
Warrants assumed on completion of Arrangement (note 22)	33,643,000	0.07
Outstanding, May 31, 2017	49,921,449	0.08
Warrants issued in financing (see above)	8,311,324	0.105
Expired	(15,928,449)	0.10
Outstanding, December 31, 2017	42,304,324	0.08

On October 31, 2017, the Company issued warrants in relation to a non-brokered private placement to acquire 7,196,134 common shares, which are exercisable at $0.105 per share and expiring on October 31, 2020, and 1,115,190 non-transferable finder warrants, which are exercisable at $0.105 per share and expiring on October 31, 2020. The finder warrants issued were valued using a risk free rate of 1.45%, and expected dividend yield of nil, an expected volatility of 110.54%, and an expected life of 3 years. None of the private placement gross proceeds was allocated to the warrants.

On July 27, 2016, the Company issued warrants in relation to a brokered flow-through private placement to acquire 14,551,889 common shares and 1,376,560 broker warrants, which were exercisable at $0.10 per share.  The warrants expired unexercised on July 27, 2017.

As at December 31, 2017, the following warrants were outstanding and exercisable:

	Number of	Exercise price
Date of grant	warrants	per share	Expiry date
February 5, 2016	350,000	$0.10	February 5, 2019
May 19, 2017*	1,258,000	$0.06	August 29, 2019
May 19, 2017*	6,375,000	$0.09	December 23, 2020
May 19, 2017*	23,630,000	$0.07	September 15, 2021
May 19, 2017*	2,380,000	$0.07	October 11, 2021
October 31, 2017	8,311,324	$0.105	October 31, 2020
	42,304,324	$0.08

*May 19, 2017 reflects the date of acquisition of Orex Exploration Inc.

Stock Options

The Company’s stock option plan (the “Plan”) is a 10% rolling option plan based on the number of common shares issued and outstanding. As at December 31, 2017, 42,258,026 common shares were available for the grant of stock options to directors, officers, employees and service providers in connection with the Plan. As at December 31, 2017, 18,345,000

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

options under the Company’s stock option plan were outstanding with 15,253,333 exercisable and 23,913,026 left unallocated.

On May 19, 2017, the Company issued 13,812,500 replacement stock options pursuant to the Arrangement to acquire Orex. The replacement stock options are not included in the calculation of the number of stock options left unallocated under the Company’s stock option plan.

The following summary sets out the activity in the Plan over the periods:

		Weighted average
	Options	exercise price
	#	$
Outstanding, May 31, 2016	17,995,000	0.07
Granted	500,000	0.07
Assumed on completion of Arrangement (note 21)	13,812,500	0.07
Exercised	(575,000)	0.05
Expired/forfeited	(2,150,000)	0.09
Outstanding, May 31, 2017	29,582,500	0.07
Granted	4,050,000	0.06
Exercised	(100,000)	0.05
Expired/forfeited	(1,375,000)	0.09
Outstanding, December 31, 2017	32,157,500	0.06
Options exercisable, December 31, 2017	29,065,833	0.06

On May 3, 2017, 575,000 options were exercised. The corresponding fair value of $22,243 was reclassified from equity reserves to issued capital.

On November 14, 2017, 100,000 options were exercised. The corresponding fair value of $3,895 was reclassified from equity reserves to issued capital.

During the period ended December 31, 2017, 1,375,000 (year ended May 31, 2017 — 2,150,000) options expired unexercised. The corresponding fair value of $108,825 (year ended May 31, 2017 — $146,400) was reclassified from equity reserves to accumulated deficit.

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the assumptions below.

The following table sets out the details of the stock options granted and outstanding as at December 31, 2017. The weighted average share price input into the model for the granted options was $0.06.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

Number of	Number	Remaining	Exercise price
stock options	exercisable	contractual life	per share	Expiry date
2,400,000	2,400,000	0.41 years	$0.08	May 29, 2018
400,000	400,000	0.77 years	$0.08	October 9, 2018
1,900,000	1,900,000	1.45 years	$0.08	June 10, 2019
300,000	300,000	2.35 years	$0.05	May 4, 2020
1,950,000	1,950,000	2.43 years	$0.05	June 1, 2020
400,000	400,000	2.51 years	$0.05	June 30, 2020
3,025,000	3,025,000	3.16 years	$0.06	February 22, 2021
9,775,000	9,775,000	3.27 years	$0.07	April 6, 2021
3,470,000	3,470,000	3.41 years	$0.06	May 26, 2021
1,062,500	1,062,500	3.79 years	$0.07	October 11, 2021
2,550,000	2,550,000	3.97 years	$0.07	December 15, 2021
425,000	425,000	3.99 years	$0.07	December 23, 2021
500,000	250,000	4.41 years	$0.07	May 23, 2022
3,400,000	1,133,333	4.49 years	$0.06	June 21, 2022
350,000	—	4.78 years	$0.07	October 5, 2022
50,000	25,000	4.88 years	$0.07	November 13, 2022
200,000	—	4.99 years	$0.08	December 22, 2022
32,157,500	29,065,833	3.11 years	$0.06

The expected volatility is based on the historical volatility (based on the remaining life of the options) adjusted for any expected changes in future volatility due to publicly available information. The number of stock options include 13,812,500 options associated with the Arrangement to acquire Orex (note 22) which are all exercisable as at December 31, 2017.

The following table sets out the details of the valuation of stock option grants for the period ended December 31, 2017 and the year ended May 31, 2017:

	Number	Risk-free	Expected	Expected	Expected
Date of grant	of options	interest rate	dividend yield	volatility	life
May 19, 2017*	9,775,000	0.85%	Nil	105.1%
May 19, 2017*	1,062,500	0.85%	Nil	103.0%
May 19, 2017*	2,550,000	0.95%	Nil	102.0%
May 19, 2017*	425,000	0.95%	Nil	101.8%
May 23, 2017	500,000	0.97%	Nil	100.9%	5 years
June 21, 2017	3,450,000	1.15%	Nil	100.7%	5 years
October 5, 2017	350,000	1.75%	Nil	99.8%	5 years
November 13, 2017	50,000	1.68%	Nil	100.2%	5 years
December 22, 2017	200,000	1.84%	Nil	101.0%	5 years

*May 19, 2017 reflects the date of acquisition of Orex Exploration Inc. with expected life between 3 and 5 years

Share-based compensation expense

The fair value of the stock options granted for the period ended December 31, 2017 was $202,515 (year ended May 31, 2017 — $26,150). The fair value of options vested for the period ended December 31, 2017 was $131,676 (year ended May 31, 2017 — $181,225), an amount which has been expensed as share-based compensation in the consolidated statement of comprehensive income (loss).

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

16. INCOME TAXES

Income tax expense

The Company’s income tax provision differs from the amount resulting from the application of the Canadian statutory income tax rate.

The Canadian statutory income tax rate of 29.7% (May 31, 2017 — 29.6%) is comprised of the federal income tax rate at approximately 15.0% (May 31, 2017 — 15.0%) and the provincial income tax rate of approximately 14.7% (May 31, 2017 — 14.6%). A reconciliation of the combined Canadian federal and provincial income tax rates with the Company’s effective tax rate is as follows:

	December 31, 2017	May 31, 2017
	$	$
Income tax recovery at statutory rates	(162,144)	(334,000)
Change in tax rates	(13,229)	(152,818)
Flow through share expenditures	169,055	603,000
Mining tax deduction	91,998	(67,192)
Newfoundland mining taxes	(310,000)	226,640
Flow through share premium	(28,663)	—
Other	393,546	(374,630)
Non-deductible expenses for tax purposes:
Share-based compensation	39,077	54,000
Change in unrecognized temporary differences	(1,630,640)	2,520,000
Income taxes (recovery) expense	(1,451,000)	2,475,000

The primary differences which give rise to the deferred income tax balances at December 31, 2017 and May 31, 2017 are as follows:

	December 31, 2017	May 31, 2017
	$	$
Deferred income tax assets
Temporary timing differences on non-current assets	1,335,000	2,336,000
Deductible financing fees	116,000	78,000
Capital loss carried forward	220,000	219,000
Asset retirement obligation	791,000	792,000
Advances	46,000	—
Non-capital loss carried forward	4,952,000	1,729,000
	7,460,000	5,154,000
Less: deferred tax assets not recognized	(3,833,000)	(2,786,000)
Net deferred tax assets	3,627,000	2,368,000

	December 31, 2017	May 31, 2017
	$	$
Deferred income tax liability - Newfoundland mining tax
Temporary timing differences on non-current assets	2,175,000	2,485,000

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company recognized deferred tax assets as at December 31, 2017 of $3,627,000 (May 31, 2017 - $2,368,000) as projections of income support the conclusion that the realizability of these deferred tax assets is probable.

The Company also has cumulative Canadian exploration and development expenditures of $34,940,034 (May 31, 2017 - $38,469,754) that may be carried forward indefinitely.

As at December 31, 2017, the Company has non-capital loss carry-forwards expiring as follows:

	Canada	Chile	Total
	$	$	$
2026-2030	3,424,338	—	3,424,338
2031-2035	8,631,220	—	8,631,220
2036-2040	4,447,181	—	4,447,181
Indefinite	—	6,905,463	6,905,463
	16,502,739	6,905,463	23,408,202

17. NARROW VEIN MINING PROJECT

In June 2017, the Company commenced a research and development project to develop, prototype, and optimize a new technology to mine steeply-dipping narrow gold veins that cannot be mined cost-effectively with existing technologies (the “Narrow Vein Mining Project” or the “Project”). The Company has secured funding of over $2,000,000 for the Project, including $1,500,000 from the Atlantic Innovation Fund (“AIF”), more than $520,000 through the Research & Development Corporation (“RDC”), and up to $50,000 from the Industrial Research Assistance Program (“IRAP”). As at December 31, 2017, a total of $260,717, $50,000, and $nil have been received from RDC, IRAP, and the AIF, respectively.

Funding through the AIF is conditionally repayable based on revenues generated should the Project be successful. Funding through RDC and IRAP is a non-repayable grant and will be credited against eligible costs incurred.

As at December 31, 2017, $155,682 (May 31, 2017 — $nil) related to amounts received from RDC for future Project expenditures was included as an advance in the consolidated statement of financial position. During the period ended December 31, 2017, $59,288 (year ended May 31, 2017 — $nil) of non-reimbursable expenditures was recorded as research and development in the consolidated statement of comprehensive income (loss).

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

18. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information to the statements of cash flows is as follows:

	Seven months ended	Twelve months ended
	December 31, 2017	May 31, 2017
	$	$
Change in non-cash working capital:
Trade and other receivables	142,203	6,971
Prepaid expenses and deposits	224,878	126,362
Inventory	(1,712,928)	(1,381,711)
Unearned revenue	(121,287)	(391,503)
Advances	155,682	—
Trade payables and accrued liabilities	(465,035)	(678,929)
	(1,776,487)	(2,318,810)

Supplemental cash flow information:
Interest paid	15,643	47,524
Property, mill and equipment acquired through capital leases	512,973	—
Insurance premiums financed through loans	145,283	233,519

19. FINANCIAL INSTRUMENTS

Classifications

Fair values of cash and restricted cash are based on quoted prices in active markets for identical assets, resulting in a level-one valuation. Call options are classified as level two. The carrying amount of the Company’s financial instruments approximates fair value due to their short-term nature.

Capital management

The capital of the Company consists of common shares, warrants, and stock options.

The Company’s capital structure is adjusted based on management’s and the Board of Directors’ decision to fund expenditures with the issuance of debt or equity such that it may complete the acquisition, exploration, development and operation of properties for the mining of minerals that are economically recoverable. The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The Company’s mining operations are currently producing cash flow to fund ongoing working capital requirements, corporate and administrative expenses, debt service, capital expenditure requirements, and other contractual obligations. The Company has previously and may supplement its cash flow and raise such funds as and when required to complete its projects or fund working capital as the needs arise.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended December 31, 2017. Unless otherwise noted (i.e. restricted cash), the Company is not subject to externally-imposed capital requirements.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Government of Canada. The maximum exposure of credit risk is best represented by the carrying amount of financial instruments. The Company considers credit risk negligible.

The Company’s cash and restricted cash are held with an established Tier-1 Canadian financial institution, and consequently management believes that the credit risk with respect to this financial instrument is low and that the Company has no significant concentration of credit risk arising from operations.

Liquidity risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables that are outstanding past their due dates. A maturity analysis was performed for all other financial liabilities in note 21.

The Company undergoes an in-depth budgeting process each year which is supplemented by a continuous detailed cash forecasting process. Anaconda currently funds its obligations from the cash flow generated by the Point Rousse Project. If necessary, the Company may seek financing for capital projects or general working capital purposes. Such financing, if required, will depend on a number of unpredictable factors, which are often beyond the control of the Company. These would include the realized price of the actual gold produced from the Company’s operating mines, and the expected expenditures for exploration and development.

At December 31, 2017, the carrying value and fair value amounts of the Company’s financial instruments are approximately equal.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices, and/or stock market movements (“price risk”).

Foreign currency risk

The Company’s functional currency is the Canadian Dollar. The Company sells its gold production and transacts business using the Canadian Dollar.

There are minimal operational expenses and expenditures incurred by the Company in US Dollars. The assets and liabilities of the Company are recorded in Canadian Dollars. As a result, management has assessed that fluctuations in the US Dollar against the Canadian Dollar is negligible to the financial results of the Company.

Interest rate risk

The Company has no interest-bearing assets and only fixed-interest debts. Anaconda invests excess cash, when available, in a cashable money market account. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

20. RELATED PARTY TRANSACTIONS

Remuneration of key management personnel

Key management personnel include the members of the Board of Directors, the President and Chief Executive Officer, Chief Financial Officer, and starting on June 1, 2017, the Chief Operating Officer. Compensation of key management personnel (including directors) was as follows for the period ended December 31, 2017 and the year ended May 31, 2017:

	Seven months ended	Twelve months ended
	December 31, 2017	May 31, 2017
	$	$
Salaries, bonuses, fees and short term benefits	624,725	746,621
Share based compensation	86,341	100,829
	711,066	847,450

As at December 31, 2017, included in trade and other payables is $16,250 (May 31, 2017 - $48,000) of amounts due for directors’ fees.

21. COMMITMENTS

Contractual obligations of the Company as at December 31, 2017 are as follows:

			More than
	1 year	1 - 3 years	3 years	Total
	$	$	$	$
Provincial government loan	77,757	162,681	77,913	318,351
Federal government loan	100,800	201,600	71,600	374,000
Capital leases and other loans	493,324	121,069	35,671	650,064
	671,881	485,350	185,184	1,342,415

The Company has a commitment to spend a total of $1,495,348 of flow-through funds on eligible exploration expenses in the year ending December 31, 2018, related to the private placement completed on October 31, 2017 (note 15).

The Company has royalty obligations on its various mineral properties as follows:

•                  A net profits interest (“NPI”) agreement over the Point Rousse Mining Leases with Royal Gold Inc. whereby the Company is required to pay Royal Gold Inc. 7.5% of net profits, calculated as the gross receipts generated from the claims less all cumulative development and operating expenses. At December 31, 2017, the Company has determined it has approximately $39 million in expenditures deductible against future receipts.

•                  A net smelter return (“NSR”) of 3% is payable to a third-party on gold produced from the Stog’er Tight Property.

•                  A $3,000,000 capped NSR on 4 mineral exploration licenses in the Point Rousse Project, which forms part of the Argyle property, is calculated at 3% when the average price of gold is less than US$2,000 per ounce for the calendar quarter, and is 4% when the average price of gold is more than US$2,000 per ounce for the calendar quarter.

•                  A $3,000,000 capped NSR of 3% on a property that forms part of the Argyle Property. Once the aggregate limit has been met and 200,000 ounces of gold has been sold from the property, the NSR decreases to 1%.

The Company also has royalties payable to various vendors of mineral leases located outside the currently anticipated mining areas.

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

In June 2017, the Company commenced a research and development project to potentially develop new technology to mine steeply-dipping narrow gold veins (note 17). The total Project cost is estimated at $3,787,000, of which over $2,000,000 will be funded through agreements in place with various government agencies.

22. ACQUISITION OF OREX EXPLORATION INC.

On May 19, 2017, Anaconda completed a Plan of Arrangement (the “Arrangement”) with Orex Exploration Inc. (“Orex”), pursuant to which Anaconda acquired all the issued and outstanding common shares of Orex. Under the terms of the Arrangement, each Orex shareholder received 0.85 of a common share of Anaconda for each common share of Orex held. Upon completion of the Arrangement, Anaconda issued 172,167,741 common shares to the shareholders of Orex.

In addition, the Company assumed the outstanding share options and warrants of Orex, which as a result of the Arrangement became exercisable for 0.85 Anaconda common shares. On May 19, 2017, Orex had 16,250,000 stock options outstanding which were exchanged for 13,812,500 fully vested Anaconda share options, with a weighted average exercise price of $0.06. Outstanding warrants as at the completion date of 39,580,000 with a weighted average exercise price of $0.06 will now, because of the Arrangement, be exercisable for 33,643,000 Anaconda common shares. The Company incurred transaction costs of $1,069,578 which were included in the purchase price allocated to the net assets of Orex.

For accounting purposes, the Arrangement constitutes an asset acquisition by Anaconda, as Orex did not meet the definition of a business as defined in IFRS 3 Business Combinations. Consequently, effective as at the date of closing, Orex’s net assets were consolidated based on their allocated cost. The value assigned to the identified assets and liabilities are presented below:

Purchase price
Common shares issued	$12,051,741
Stock options and warrants assumed as part of Arrangement	2,426,828
Legal, regulatory, due diligence and other transaction costs	1,069,578
$15,548,147

Net assets acquired and allocation
Assets
Cash and cash equivalents	$713,367
Accounts receivable and prepaid expenses	86,724
Exploration and evaluation property	14,850,987

Liabilities
Accounts payable and accrued liabilities	(102,931)
$15,548,147

23. SUBSEQUENT EVENTS

In January 2018, completed a consolidation (the “Share Consolidation”) of its share capital on the basis of four (4) existing common shares for one (1) new common share (note 5).

On January 29, 2018, the Company announced the acquisition of the Rattling Brook Deposit in northwest Newfoundland, pursuant to an acquisition agreement with Kermode Resources Ltd. (note 9).

Anaconda Mining Inc.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2017 and the year ended May 31, 2017

(Expressed in Canadian Dollars, except per share amounts, unless otherwise noted)

In January 2018, the Company granted 1,375,000 stock options (5,500,000 on a pre-Share Consolidation basis) to certain directors, officers, and managers, which have an exercise price of $0.46 ($0.115 on a pre-Share Consolidation basis) and an expiry date of January 19, 2023.

Subsequent to December 31, 2017, a total of 312,500 stock options (1,250,000 on a pre-Share Consolidation basis) and 255,000 warrants (1,020,000 on a pre-Share Consolidation basis) have been exercised into 567,500 common shares of the Company (2,270,000 on a pre-Share Consolidation basis).